PARAMOUNT SUPPLY INC.

40 Lielais prospekts – Ventspils, LV3601 Latvia

Telephone (702)843-0232

supplyparamount@gmail.com

June 16, 2015

Ms. Brigitte Lippmann

Ms. Hillary Daniels

United States Securities and Exchange Commission

Washington D.C.20549

Re:	Paramount Supply Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed April 21, 2015 File No. 333-202052

Dear Ms. Lippman and Ms. Daniels,

Thank you for your review of our Registration Statement on Form S-1. We have amended the Registration Statement based upon your comments, or provided additional information, as follows:

Summary Financial Information, page 3

1.	Please update to also include summary financial information for the interim period ended December 31, 2014.

We have updated the financial statements through March 31, 2015 and have included the information for the interim period ended March 31, 2015.

Description of Business, page 18

Our Products, page 20

2.

We note your response to comment 4 and new disclosure regarding your “independent salespeople” and your “company representative from supplier locations in the U.S.” on page 21. Please clarify your business plan to account for any planned engagement with U.S. representatives of your company or advise.

We were referring to the independent salesperson as a company representative in the original disclosure. We have removed the wording “company representative” and replaced it with “independent salesperson” to avoid any confusion.

3.

We note your response to comment 5. Please tell us if you are dependent on one or a few major customers. Also, please further explain the status of current orders and your expectations in this regard in the description of your plan of operation for the remainder of the fiscal year. See Item 101(a)(2)(iii) of Regulation S-K.

We have disclosed that we have one customer right now and explained the status of current orders and the expectations for the remainder of the fiscal year.

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PARAMOUNT SUPPLY INC.

40 Lielais prospekts – Ventspils, LV3601 Latvia

Telephone (702)843-0232

supplyparamount@gmail.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

4.	Please update your discussions under the “Liquidity and Capital Resources” and “Going Concern Consideration” sections to include your financial information as of December 31, 2014.

We have updated the financial statements through March 31, 2015 and have included the information for the interim period ended March 31, 2015.

Audited Financial Statements

5.

You restated your financial statements for the period ended September 30, 2014 to correct an error. Please (i) prominently label the related financial statements as “restated” and (ii) revise Note 11 to also disclose the effect of the correction on your basic and diluted net gain per share amounts as required by FASB ASC 250-10-50-7.

The effect of the correction on our basic and diluted net gain per share amounts have been disclosed.

Report of Independent Registered Public Account Firm, page F-2

6.

Please make arrangements with your auditors for them to revise their audit report on your financial statements for the period ended September 30, 2014 to include an explanatory paragraph referencing the error correction and the Note that discusses it further as required by paragraph .18A of AU Section 508.

The auditor has provided us with a revised opinion letter.

Note 2: Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition, page F-8

7.

We note your response to comment 10. You revised your revenue recognition policy on page F-15 for the interim period ended December 31, 2014. Please similarly revise your revenue recognition policy disclosures for the period ended September 30, 2014.

We have revised the revenue recognition policy disclosure for the period ended September 30, 2014.

Note 9: Income Taxes, page F-10

8.

We note your response to comment 12. We are unable to locate the revisions to your footnote disclosures that satisfy the requirements of FASB ASC 740-10-50, paragraphs 50-2 through 50-7 and 50-12. Please revise or advise.

We believe the notes to the financial statements satisfy the requirements of FASB ASC as requested.

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PARAMOUNT SUPPLY INC.

40 Lielais prospekts – Ventspils, LV3601 Latvia

Telephone (702)843-0232

supplyparamount@gmail.com

Interim Financial Statements

Statements of Operations, page F-12

Statements of Cash Flows, page F-13

9.

Net income for the three months ended December 31, 2014 does not equal the difference between (i) net income from inception to December 31, 2014 and (ii) net income from inception to September 30, 2014. It appears this may be due to an error in your provision for income tax for the three months ended December 31, 2014. Please make the appropriate revisions to your interim financial statements. Please prominently label the restated financial statements as “restated”. Please also include a footnote that includes the disclosures required by FASB ASC 250-10-50-7.

We have updated the financial statements through March 31, 2015 and have included the information for the interim period ended March 31, 2015.

Exhibit 23.2

10.	It appears your auditors have dual-dated their report on page F-2 of the filing. Please revise the corresponding consent included as Exhibit 23.2 to reference the correct report dates.

The auditor has revised their consent.

The company further acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by

Sincerely,

/s/ Artis Jansons

Artis Jansons

Chief Executive Officer

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